Exhibit 99.1

Consolidated Annual Financial Statements

At December 31, 2009

(expressed in U.S.dollars)

Copernic Inc.

To the Shareholders of
Copernic Inc.

We have audited the consolidated balance sheet of Copernic Inc. (the “Company”) as of December 31, 2009 and the consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company as at December 31, 2008 and 2007 and for the years then ended, before the effects of the reclassifications of the discontinued operations described in Note 4 (“the reclassifications”), were audited by other auditors whose report, dated March 27, 2009, expressed an unqualified opinion on those statements. We have audited the reclassifications on the 2008 and 2007 consolidated financial statements. In our opinion, such reclassifications are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2008 and 2007 consolidated financial statements of the Company other than with respect to the reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2008 and 2007 consolidated financial statements taken as a whole.

Montréal, Canada, March 26, 2010

1 Chartered accountant auditor permit no. 20154

Copernic Inc.
Consolidated Balance Sheets
As at December 31, 2009 and 2008

(expressed in U.S. dollars)	2009		2008
	$		$
Assets
Current assets
Cash		465,949		1,066,817
Temporary investments (Note 5)		3,504,930		4,006,115
Accounts receivable (Note 6)		256,110		907,560
Income taxes receivable		337,802		110,121
Balance of sale receivable (Note 4)		655,131		-
Prepaid expenses		118,149		170,864
		5,338,071		6,261,477
Balance of sale receivable (Note 4)		3,694,060		-
Property and equipment (Note 7)		115,110		240,094
Intangible assets (Note 8)		202,597		918,485
Goodwill (Note 8)		3,362,003		3,362,003
		12,711,841		10,782,059
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 9)		1,010,140		991,142
Deferred revenue		103,668		156,789
Deferred rent		1,534		4,805
Current portion of obligations under capital leases (Note 10)		50,630		57,267
		1,165,972		1,210,003
Obligations under capital leases (Note 10)		7,906		39,992
Future income taxes (Note 11)		45,146		259,848
Commitments (Note 12)
Shareholders’ Equity
Capital stock (Note 13)
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,091,437 common shares		96,556,485		96,556,485
Contributed Surplus		5,853,737		5,747,028
Accumulated other comprehensive income		561,137		561,137
Accumulated deficit		(91,478,542)		(93,592,434)
		11,492,817		9,272,216
		12,711,841		10,782,059

See accompanying notes.

Approved by the Board of Directors

s/s David Goldman                                                           s/s Irwin Kramer
David Goldman, Chairman of the Board                        Irwin Kramer, Director and Chairman of the Audit Committee

Copernic Inc.
Consolidated Statements of Operations
For the years ended December 31

(expressed in U.S. dollars)
	2009		2008		2007
	$		$		$
Revenues (Note 14)		1,653,026		2,218,264		1,702,256
Cost of revenues		62,304		105,338		106,511
Gross Margin		1,590,722		2,112,926		1,595,745
Expenses
Marketing, sales and services		625,243		386,486		806,791
General and administration		2,329,947		2,907,964		4,691,572
Product development and technical support (Note 15)		1,125,102		1,836,986		2,198,673
Amortization of property and equipment		117,909		89,169		138,515
Amortization of intangible assets		720,729		980,285		1,941,771
Write-downs and settlement costs (Note 16)		10,924		4,381,840		9,300,001
Restructuring charges (Note 17)		33,677		101,012		-
Interest and other income		(333,979)		(162,880)		(401,183)
Gain on disposal of an investment (Note 16)		(169,239)		-		-
Loss (gain) on foreign exchange		70,772		(24,440)		115,071
		4,531,085		10,496,422		18,791,211

Loss from continuing operations before income taxes and discontinued operations		(2,940,363)		(8,383,496)		(17,195,466)

Current income taxes		1,498		522		1,479
Future income taxes		(656,347)		(854,914)		(1,735,769)
Recovery of income taxes (Note 11)		(654,849)		(854,392)		(1,734,290)
Loss from continuing operations		(2,285,514)		(7,529,104)		(15,461,176)
Results of discontinued operations, net of income taxes (Note 4)		4,399,406		1,038,400		1,030,350
Net earnings (loss) for the year		2,113,892		(6,490,704)		(14,430,826)
Basic and diluted loss / share - continuing operations (Note 18)		(1.09)		(3.60)		(7.43)
Basic and diluted earnings / share - discontinued operations (Note 18)		2.10		0.50		0.50
Basic and diluted net earnings (loss) / share		1.01		(3.10)		(6.93)

See accompanying notes.

Copernic Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31

(expressed in U.S. dollars)

	Number of Common Shares	Common Shares		Contributed Surplus		Accumulated Other Comprehensive Income		Accumulated Deficit		Total
		$		$		$		$		$

Balance, December 31, 2006	2,049,049		95,298,234		5,706,183		561,137		(72,670,904)		28,894,650
Stock-based compensation					407,076						407,076
Comprehensive income:
Net loss for the year									(14,430,826)		(14,430,826)
Comprehensive income									(14,430,826)		(14,430,826)
Options exercised	42,388		1,258,251		(581,993)						676,258
Options which conditions have changed (Note 13)					253,236						253,236

Balance, December 31, 2007	2,091,437		96,556,485		5,784,502		561,137		(87,101,730)		15,800,394
Stock-based compensation					(37,474)						(37,474)
Comprehensive income:
Net loss for the year									(6,490,704)	(6,490,704)
Comprehensive income									(6,490,704)		(6,490,704)

Balance, December 31, 2008	2,091,437		96,556,485		5,747,028		561,137		(93,592,434)		9,272,216
Stock-based compensation					106,709						106,709
Comprehensive income:
Net earnings for the year									2,113,892	2,113,892
Comprehensive income									2,113,892		2,113,892

Balance, December 31, 2009	2,091,437		96,556,485		5,853,737		561,137		(91,478,542)		11,492,817

See accompanying notes.

Copernic Inc.
Consolidated Statements of Cash Flows
For the years ended December 31

(expressed in U.S. dollars)
	2009		2008		2007
	$		$		$
Cash flows from (used for)
Operating activities
Loss from continuing operations		(2,285,514)		(7,529,104)		(15,461,176)
Adjustments for
Amortization of property and equipment		117,909		89,169		138,515
Amortization of intangible assets		720,729		980,285		1,941,771
Employee stock-based compensation		106,709		8,249		617,723
Write‑down of goodwill (Note 16)		-		3,995,000		8,060,841
Write‑down of intangible assets (Note 16)		1,462		343,768		1,139,160
Write‑down of investment		-		-		150,000
Write‑down of property and equipment (Note 16)		9,462		43,072		-
Gain on disposal of an investment		(169,239)		-		-
Future income taxes		(656,347)		(854,914)		(1,735,769)
Accreted interest on balance of sale receivable		(200,823)		-		-
Unrealized loss (gain) on foreign exchange		10,529		(25,201)		12,813
Net change in non-cash working capital items (Note 19)		130,297		(391,011)		65,905
Cash used for operating activities from continuing operations		(2,214,826)		(3,340,687)		(5,070,217)
Cash provided by discontinued operations (Note 4)		1,051,219		1,620,116		3,536,074
Cash used for operations		(1,163,607)		(1,720,571)		(1,534,143)

Investing activities
Proceeds on the disposal of an investment		169,239		-		-
Purchase of intangible assets		(14,373)		(5,054)		(68,433)
Purchase of property and equipment		(30,627)		(15,879)		(149,658)
Net decrease in temporary investments		3,005,227		960,157		1,626,458
Cash provided by (used for) continuing operations		3,129,466		939,224		1,408,367
Cash used in discontinued operations (Note 4)		(579)		-		-
Cash provided from (used for) investing activities		3,128,887		939,224		1,408,367

Financing activities
Issuance of capital stock		-		-		676,258
Repayment of obligations under capital leases		(62,106)		(57,976)		(23,071)
Cash provided from (used for) financing activities		(62,106)		(57,976)		653,187

Net change in cash during the year		1,903,174		(839,323)		527,411
Cash and cash equivalents – Beginning of year		2,067,705		2,907,028		2,379,617
Cash and cash equivalents – End of year		3,970,879		2,067,705		2,907,028
Cash and cash equivalents comprise:
Cash		465,949		1,066,817		596,493
Temporary investments (Note 5)		3,504,930		4,006,115		5,468,451
Less: temporary investments with maturity date in excess of 3 months from date of issuance (Note 5)		-		(3,005,227)		(3,695,384)
		3,970,879		2,067,705		2,369,560
Restricted cash		-		-		807,468
		3,970,879		2,067,705		2,907,028
Supplemental cash flow information - continuing operations
Cash paid for interest		9,597		17,314		7,426
Cash paid for income taxes		1,498		522		1,479

See accompanying notes

Copernic Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007

(expressed in U.S. dollars)

1	Nature of Business

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com.

2	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are certain measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). Differences which relate to the Company are summarized in Note 23.

a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated upon consolidation.

b)	Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on acquisitions. Actual results could differ from those estimates.

c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank balances, and highly liquid investments with an initial term of three months or less.

d)	Income Tax Credits

Income tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are deducted from the cost of the related assets or included in the consolidated statements of operations as a reduction of the related expenses. Tax credits are recorded in the year in which the expenditures are incurred provided there is reasonable assurance of realization.

e)	Financial Instruments

Financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Held for Trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. In addition, any other financial assets can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash and temporary investments (mutual funds) are classified as held for trading.

Held-to-Maturity

Non derivative financial assets that have a fixed maturity date and which the Company has positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. During 2009 and 2008, temporary investments other than investments in mutual funds were classified as held-to-maturity.

Loans and Receivables

Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. Accounts receivable and balance of sale receivable are classified as loans and receivables.

Other Financial Liabilities

Other financial liabilities are accounted for at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other financial liabilities.

f)	Transaction Costs

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as held for trading) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

g)	Property and Equipment

Property and equipment are recorded at cost, less applicable tax credits, and accumulated amortization and impairment charge. Amortization is calculated using the following methods and annual rates or period:

Computer equipment	Declining balance	50%
Furniture and fixtures	Declining balance	33%
Leasehold improvements	Straight-line	Duration of lease

h)	Intangible Assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization and impairment charge. The Company provides for the amortization of intangible assets over their estimated useful lives using the following methods and annual rates:

Trade names	Straight-line	14%
Technology	Straight-line	25%
Customer relationships	Straight-line	33%
Patents	Straight-line	10%
Software	Declining balance	50%

Research costs are expensed as incurred. Development costs are also expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2009 and 2008.

i)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired.  Goodwill is tested for impairment annually on December 31 of each year or more often if events or changes in circumstances indicate that it might be impaired. The impairment test first consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. Any impairment loss is charged to earnings in the period in which the loss is incurred. Management’s determination of the fair value incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the level of the Company’s share price and assumptions that market participants would make in valuing the reporting unit. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated to a reporting unit, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the reporting unit’s fair value to decrease. The Company completed its annual goodwill assessment as of December 31, 2009.

j)	Impairment of Long-Lived Assets

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value.

k)	Revenue Recognition

Search advertising, graphic advertising, software licensing, subscription fees, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from myCopernicTM on the Go! service are generated by a yearly subscription and are amortized over a twelve-month period.

Revenues from maintenance support for licenses previously sold and implemented are recognized rateably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performances of services are classified as deferred revenues.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

l)	Income Taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based upon available information, it is more likely than not that some or all of the future income tax assets will not be realized.

m)	Foreign Currency Translation

The functional and reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s subsidiaries is the local currency. Accordingly, the financial statements of the Company’s subsidiaries have been translated into the reporting currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities have been translated at the historical exchange rate. Revenues and expenses have been translated at the average exchange rate for each year. All gains or losses resulting from the application of this translation method are included in net earnings (loss) for the year.

n)	Foreign Currency Transactions

Transactions concluded in currencies other than the functional currency have been translated as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenues and expenses have been translated at the average exchange rate for each period; non-monetary assets and liabilities have been translated at the rates prevailing at the dates of the respective transactions. Exchange gains and losses arising from such transactions are included in net earnings (loss) for the year.

o)	Stock-based Compensation

The Company has a share option plan (described in Note 13) granting options to employees and board members. Under this plan, options grants are accounted for using the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the accelerated expense attribution method over the vesting period of the options granted. The Company estimates its forfeiture rate in order to determine the compensation expense arising from stock-based awards. Cash consideration received from employees and board members when they exercise the options is credited to capital stock.

The Company uses the Black-Scholes option pricing model which requires the input of subjective assumptions. These assumptions, including estimating the length of time employees will retain their stock options before exercising them (“the expected term”), the expected volatility of our common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (“forfeitures”). Changes in forfeiture rate can affect the estimate of stock-based compensation expense.

p)	Earnings (loss) per Share

Basic earnings (loss) per share are calculated using the weighted average number of shares outstanding during each of the years (Note 18).

Diluted earnings (loss) per share are calculated based on the weighted average number of common shares outstanding in each of the years, plus the effects of dilutive common share equivalents, such as options and warrants outstanding. This method requires that the dilutive effect of outstanding options and warrants be calculated using the treasury stock method, as if all dilutive options and warrants had been exercised at the later of the beginning of the reporting period or date of issuance, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

q)	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3	Change in Accounting Policies

a)	Changes Affecting 2009

CICA Section 3064 - Goodwill and Intangible Assets

Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs".  In addition, Section 1000, "Financial Statement Concepts" was amended to clarify the criteria for recognition of an asset. Finally, once an entity adopts this new section it may no longer apply the guidance in Emerging Issues Committee Abstract No. 27, "Revenues and Expenditures during the Pre-Operating Period". This section applies to interim and annual consolidated financial statements relating to fiscal year beginning on or after October 1, 2008. This new section sets out standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets and it reinforces the approach under which assets are recorded only if they satisfy the definition of an asset and the recognition criteria for an asset. The adoption of this section did not have a significant impact on the Company's consolidated financial statements.

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved E1C-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The Company has adopted that new guidance in the first quarter of 2009. The application of this new standard had no impact on the Company’s operating results or financial position.

CICA, Amendments to Section 3862, Financial Instruments – Disclosures

In June 2009, the CICA issued amendments to Section 3862, Financial Instruments – Disclosures, that are effective for the Company’s financial statements for the year ended December 31, 2009. The amendments are intended to enhance disclosure regarding fair value measurement and liquidity risk of financial instruments. The additional disclosures are presented in Note 21.

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

Level 1:	This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

Level 2:	This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1.
Level 3:	This level includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value.

b)	Future Accounting Changes

CICA Section 1582 – Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding International Financial Reporting Standards ("IFRS"). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

CICA Section 1601 - Consolidated Financial Statements and CICA Section 1602 - “Non-Controlling Interests”

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

EIC-175 – Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with Financial Accounting Standards Board Statement (FASB) Statement of Position (SOP) 97-2, Software Revenue Recognition as amended by Account Standards Update (ASU) 2009-14; (2) provide guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity's fiscal year, it must be applied retroactively from the beginning of the Company's fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

CICA Section 1506 - Accounting Changes

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. The Company does not expect that adoption of these amendments will have a significant impact on the consolidated financial statements.

4	Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of its search / media segment for $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders have approved the proposed transaction which was officially concluded on June 30, 2009.

Pursuant to the terms of the agreement concluded on June 30, 2009, the purchaser was to pay 25 equal monthly instalments of $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, was to be calculated on the outstanding balance of sale and was payable 30 days after all principal payments were completed. Pursuant to an amended agreement signed on November 12, 2009, the payment terms were changed from 25 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. The remaining balance will be payable at the end of the 36-month period. That change had no impact on the fair value of the balance of sale receivable initially recorded. On June 30, 2009, an amount of $4,447,230, which represents the fair value at the transaction date, was booked as balance of sale receivable. The net book value of the assets sold was nil. As at December 31, 2009, the total transaction fees amounted to $299,441, resulting in a net gain on disposal of assets amounting to $4,147,789 as presented below:

	$2009	$2008	$2007
Selling price	4,447,230	-	-
Transaction fees	299,441	-	-
Gain on disposal of assets net of transaction fees	4,147,789	-	-

The results of discontinued operations are as follows:

	$2009	$2008	$2007

Revenues	1,594,946	4,793,367	6,414,152
Cost of revenues	701,124	2,425,570	2,529,899
Gross Margin	893,822	2,367,797	3,884,253

Expenses
Marketing, sales and services	120,861	552,125	1,091,031
Product development and technical support	30,535	101,738	217,737
Amortization of property and equipment	3,707	121,887	163,994
Amortization of intangible assets	8,070	38,874	49,515
Write-down of property and equipment	37,387	50,424	846,310
	200,560	865,048	2,368,587

Income from operations	693,262	1,502,749	1,515,666

Gain on disposal of assets net of transaction fees	4,147,789	-	-

Results of discontinued operations, net of income taxes	4,841,051	1,502,749	1,515,666
Income taxes	441,645	464,349	485,316
Net income from discontinued operations	4,399,406	1,038,400	1,030,350

The cash provided by discontinued operations for operating activities is comprised of:

	$2009	$2008	$2007
Net income from discontinued operations	4,399,406	1,038,400	1,030,350
Adjustment for:
Write-down of property and equipment	37,387	50,424	846,310
Gain on disposal of assets net of transaction fees	(4,147,789)	-	-
Amortization of property and equipment	3,707	121,887	163,994
Amortization of intangible assets	8,070	38,874	49,515
Employee stock-based compensation	-	(45,723)	42,589
Future income taxes	441,645	464,349	485,316
Net change in non-cash working capital items	308,793	(48,095)	918,000
Cash provided by discontinued operations for operating activities	1,051,219	1,620,116	3,536,074

The cash used by discontinued operations for investing activities is comprised of:

	$2009	$2008	$2007
Transaction fees	(299,441)	-	-
Capital payment on balance of sale receivable	298,862	-	-
Cash used by discontinued operations for investing activities	(579)	-	-

5	Temporary Investments

In 2009, temporary investments consist of mutual funds (Money market) bearing interest at a weighted average rate of 0.12% per annum and possibility to withdraw at any time.

In 2008, temporary investments consist of term deposits, bearing a weighted average interest rate of 1.55% per annum and maturing on various dates up to May 2009. The market value of term deposits as at December 31, 2008 approximated their book value.

6	Accounts Receivable

Accounts receivable are comprised of the following:

	$2009	$2008

Trade accounts receivable	237,688	839,245
Allowance for doubtful accounts	(190)	(1,185)
	237,498	838,060

Other	18,612	69,500

	256,110	907,560

7	Property and Equipment

			2009
	Cost $	Accumulated amortization $	Net $
Computer equipment	841,719	749,385	92,334
Furniture and fixtures	73,136	54,876	18,260
Leasehold improvements	101,999	97,483	4,516

	1,016,854	901,744	115,110

			2008
	Cost $	Accumulated amortization $	Net $

Computer equipment	916,169	735,421	180,748
Furniture and fixtures	152,575	119,603	32,972
Leasehold improvements	95,691	69,317	26,374

	1,164,435	924,341	240,094

Computer equipment includes assets under capital leases with an original cost of $109,367 (2008 - $127,366) and accumulated amortization of $79,896 (2008 - $61,896) as at December 31, 2009. In 2009, a write-down of $10,924 for property and equipment was recorded as the Company estimated that the fair value of these assets was lower than their carrying value.

Amortization of property and equipment includes $21,446 (2008 – $39,629) of amortization on computer equipment under capital leases.

8	Intangible Assets and Goodwill

a)	Intangible Assets

				2009
	Cost $	Accumulated amortization $	Impairment provision $	Net $
Trade names	377,833	219,282	-	158,551
Technology	2,614,790	2,614,790	-	-
Software	265,823	221,777	-	44,046

	3,258,446	3,055,849	-	202,597

				2008
	Cost $	Accumulated amortization $	Impairment provision $	Net $
Trade names	2,560,518	873,091	1,473,415	214,012
Technology	3,400,000	2,568,630	192,000	639,370
Customer relationships	2,000,000	1,347,945	652,055	-
Software	336,378	263,924	7,351	65,103
Patents	77,622	22,781	54,841	-

	8,374,518	5,076,371	2,379,662	918,485

In 2008, the Company was still facing delays in execution and changes in market conditions of its commercial deployment solutions. Based on its assessment of the fair value of the Company’s assets related to software, the Company concluded that these assets related to it had suffered a loss in value and that the fair value of intangible assets was less than the carrying value. Therefore, write-downs of $140,000 for trade names and $192,000 for technology were recorded in 2008. Also, in 2008, write-downs of $54,840 for patents were recorded as the Company estimated that the fair value of these intangible assets was lower than their carrying value. For the same reasons, in 2007, write-downs of $1,333,415 for trade names and $652,055 for customer relationships were recorded. No write-down has been recorded in 2009.

Intangible assets include assets under capital leases with an original cost of $44,807 (2008 - $44,807) and accumulated amortization of $36,031(2008 - $27,255) as at December 31, 2009.

Amortization of intangible assets includes $8,776 (2008 - $17,580) on software under capital leases.

b)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

$

Balance – December 31, 2007	7,357,003

Write-down	(3,995,000)

Balance – December 31, 2008	3,362,003

Write-down	-

Balance – December 31, 2009	3,362,003

In 2008, the Company was facing delays in execution and changes in market conditions of its commercial deployment solutions. Based on the Company’s assessment of the fair value of its assets, the Company concluded that the goodwill had suffered a loss in value and the fair value of the related goodwill was less than its carrying value. Therefore, a write-down of $3,995,000 was recorded in 2008. No write-down has been recorded in 2009.

9	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following:

	$2009	$2008

Accounts payable	155,229	332,641
Accrued employee costs	206,286	163,019
Directors and officers payable (a)	397,686	201,982
Companies owned by directors (a) (b) (c)	9,581	7,456
Accrued professional fees	165,359	153,732
Other accrued liabilities	75,999	132,312

	1,010,140	991,142

  (a) These amounts payable relate, in large part, to consulting agreements.
  (b) Services provided by one director for 2009 amounted to $31,651. Services provided by two directors amounted to $57,700 and $123,746 in 2008 and 2007 respectively. These transactions are concluded in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the parties. These trade accounts are subject to the same terms as trade accounts of unrelated parties.

(c) David Goldman resigned as an officer and became Chairman of the Company in June 2008.

10	Obligations under Capital Leases

In 2009, obligations under capital leases, bearing interest at effective rates varying from 10.41 % to 33.45%, payable in monthly instalments ranging from $228 to $3,264 including interest, maturing until September 2014 amounted to $64,165.

As at December 31, future minimum payments for obligations under capital leases are as follows:

	$2009	$2008
2009	-	65,302
2010	51,080	39,697
2011	6,952	2,188
2012	2,230	-
2013	2,230	-
2014	1,673	-
	64,165	107,187
Less: Interest (Weighted average rate of 10.76 % in 2009 – 11.20% in 2008)	5,629	9,928
	58,536	97,259

Less: Current portion	50,630	57,267
	7,906	39,992

11	Income Taxes

a)	A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:
	$2009	$2008	$2007

Loss from continuing operations before income Taxes	(2,940,363)	(8,383,496)	(17,195,466)
Expected recovery of income taxes at the statutory Rate of 30.90% (2008 – 30.90%, 2007 – 32.02%)	(908,572)	(2,590,500)	(5,505,988)
Impact of foreign and provincial rates	186	9,200	3,654
Change in future income tax balance due to change in rate	-	41,582	1,316,637
Unrecognized benefit of current year tax losses and undeducted research and development expenses, and other temporary differences	272,763	208,650	(176,111)
Permanent difference:
Impairment of goodwill	-	1,234,455	2,367,218
Non-deductible expenses	(19,226)	242,221	260,300

Recovery of income taxes	(654,849)	(854,392)	(1,734,290)

b)	The major components of the net future income tax asset classified by the source of temporary differences are as follows:

	$2009	$2008

Assets
Property and equipment	2,857,726	2,343,235
Non-capital losses (expiring 2010 - 2029)	4,515,291	4,328,865
Unrealized impairment losses on investments	468,856	748,437
Research and development expenses	867,483	616,339
Financing expenses	-	-
Intangible assets	-	382,595
Goodwill	-	228,140
Other	57,665	117,331
	8,767,021	8,764,942

Liabilities
Intangible assets	45,146	259,848

Net future income tax assets before valuation	8,721,875	8,505,094
Valuation allowance	(8,767,021)	(8,764,942)
	(45,146)	(259,848)

Presented as:
Current asset	-	-
Long-term asset	-	-
Long-term liability	(45,146)	(259,848)
	(45,146)	(259,848)

As at December 31, 2009, the Company also has temporary differences in the United States of America consisting mainly of non-capital losses for $4,661,146 (2008 - $1,929,723). No future tax assets were recognized in 2009 and 2008 for these temporary differences.

In addition, the Company has capital losses amounting to $25,190,250 in 2009 (2008 - $21,557,460) with no expiration date. No future tax assets were recognized in 2009 and in 2008 for these capital losses.

c)
As at December 31, 2009, the Company has non-capital loss carryforwards totalling approximately $16,399,000 for federal and provincial income tax purposes which may be used to reduce taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

$

2010	3,796,000
2014	941,000
2015	6,123,000
2026	822,000
2027	4,212,000
2028	-
2029	505,000

12	Commitments

The Company is committed under operating lease agreements expiring at various dates until 2013. Future minimum payments for the next years under these leases are as follows:

$

2010	84,790
2011	83,657
2012	28,812
2013	20,684

13	Capital Stock

During a special meeting of the shareholders held on September 11, 2009, a consolidation of issued and outstanding shares (“Consolidation” also known as reverse stock split) was approved effective as of September 14, 2009. The Consolidation factor was 7:1. All information related to shares, stock options and warrants (including comparatives) in these financial statements reflects this Consolidation. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 common shares outstanding.

a) Stock Options and Warrants

Information with respect to stock option activity and warrants for the period ended December 31, 2009 is as follows:

	Options		Warrants
	Number of options	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Outstanding as of December 31, 2008	111,082	12.93	92,342	109.20
Granted	44,998	2.01	-	-
Forfeited	(15,094)	(10.40)	-	-
Expired	(8,643)	(32.75)	(92,342)	(109.20)
Outstanding as of December 31, 2009	132,343	8.21	-	-

b) Granting, Exercising and Cancellation of Stock Options

In 2007, the Company granted 130,133 options to employees, officers and directors at an exercise price between $11.69 and $36.05 expiring in five years. During that year, 10,173 options were forfeited and 1,693 options expired.

In January 2007, in connection with the resignation of two officers, the Company changed the duration of their option agreements and allowed accelerated vesting options for one of the officers. These changes represented an additional non-cash item expense of $253,236 which was recorded in Q1 2007.

In 2008, the Company granted 50,000 options to employees, officers and directors at an exercise price between $1.54 and $7.00 expiring in five years. During that year, 112,260 options were forfeited.

On March 4, 2009, the Company granted to an officer, 3,571 stock options at an exercise price of $1.33 expiring in five years.

On June 17, 2009, the Company granted to directors 17,856 stock options at an exercise price of $2.17 expiring in five years.

On June 30, 2009 the Company granted 8,571 stock options to officers and employees at an exercise price of $2.03 expiring in five years.

On November 13, 2009 the Company granted 15,000 stock options to an officer at an exercise price of $1.98 expiring in five years.

During the twelve-month period ended December 31, 2009, no options were exercised and 23,737 options were forfeited or expired.

Information with respect to stock option activity for 2007, 2008 and 2009 is as follows:

	Number of options	Weighted average exercise price $
Outstanding – December 31, 2006	97,456	19.88

Granted	130,133	17.01
Forfeited	(10,173)	28.21
Expired	(1,693)	24.99
Exercised	(42,381)	15.96

Outstanding – December 31, 2007	173,342	18.13

Granted	50,000	4.13
Forfeited	(112,260)	17.01

Outstanding – December 31, 2008	111,082	12.93

Granted	44,998	2.01
Forfeited	(15,094)	10.40
Expired	(8,643)	32.75

Outstanding – December 31, 2009	132,343	8.21

The following table summarizes all outstanding and exercisable options by range of exercise price

Outstanding options					Exercisable options
Range of exercise price $		Number of options outstanding as at December 31, 2009	Weighted average remaining life	Weighted average exercise price $	Number of options exercisable as at December 31, 2009	Weighted average exercise price $
1.01 to	5.00	74,279	4.18	2.49	10,239	3.16
5.01 to	10.00	14,286	3.25	7.00	4,762	7.00
10.01 to	15.00	14,500	2.69	11.89	9,788	11.88
15.01 to	20.00	16,667	0.85	15.96	16,667	15.96
25.01 to	30.00	11,287	1.85	27.98	8,907	27.53
35.01 to	36.05	1,324	2.06	36.05	885	36.05
Total		132,343	3.28	8.21	51,248	14.15

As at December 31, 2008 and 2007 there were 43,288 and 33,408 options exercisable at a weighted average exercise price of $20.93 and $23.59, respectively.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008	2007
Expected option life (years)	3.00	2.86	3.03
Volatility	134.00%	87.49%	86.09%
Risk-free interest rate	1.67%	2.85%	4.28%
Dividend yield	nil	nil	nil

The weighted average grant-date fair values for stock options granted during 2009, 2008 and 2007 were $1.54, $2.31 and $9.80 per option, respectively.

All outstanding warrants had expired as at December 31, 2009. This does not have an impact on the financial statements.

c) Stock-based Compensation Costs

For the twelve-month periods ended December 31, 2009, 2008 and 2007, stock-based compensation costs by department were as follows:

	$2009	$2008	$2007
General and administration	79,614	50,669	478,759
Marketing, sales and services	4,917	(55,601)	57,480
Product development and technical support	22,178	13,181	81,484
Total for continuing operations	106,709	8,249	617,723
Total for discontinued operations	-	(45,723)	42,589
Total	106,709	(37,474)	660,312

14	Revenues

	$2009	$2008	$2007

Search	640,103	813,014	940,557
Software licensing	574,536	951,023	415,263
Customized development and maintenance Support	438,387	454,227	346,436
	1,653,026	2,218,264	1,702,256

15	Product Development and Technical Support Expenses

The following details the net product development and technical support expenses included in the consolidated statements of operations:

	$2009	$2008	$2007

Product development and technical support expenses	786,202	1,618,066	1,832,529
Research and development expenses	533,455	398,763	567,825
	1,319,657	2,016,829	2,400,354

Less: research and development tax credits	194,555	179,843	201,681

	1,125,102	1,836,986	2,198,673

As of December 31, 2009, the Company has non-refundable tax credits of $492,497 (2008 - $393,089) with expiring dates between 2023 and 2029. No tax assets were recognized in 2009 and 2008 for these credits.

16	Write-downs and Settlement Costs

	$2009	$2008	$2007

Write-down of goodwill (Note 8)	-	3,995,000	8,060,841
Write-down of property and equipment and intangible assets (Notes 7 and 8)	10,924	386,840	1,139,160
Write-down of investment	-	-	150,000
Class action closure costs	-	-	(50,000)

	10,924	4,381,840	9,300,001

Gain on disposal of an investment

During the year, the company sold an investment in a private company for an amount of $169,239. The net book value of this investment was nil, therefore, the Company realized a gain on disposal for an amount equivalent to the proceeds.

17	Restructuring Charges

	$2009	$2008	$2007
Restructuring charges
Lease termination costs	-	31,391	-
Severance	9,264	18,093	-
Other	24,413	51,528	-
	33,677	101,012	-
Disbursements	105,075	16,561	-

Restructuring charges included in accounts payable and accrued liabilities Balance, beginning of year	84,451	-	-
Balance, end of year	13,053	84,451	-

In order to reduce its costs, the Company has decided to close its Montreal office in first quarter of 2009 and concentrate all its activities in Quebec City.

The total cost of the restructuring charges including termination costs, head hunters’ fees, lease termination costs and moving expenses amounted to $134,689, of which $33,677 were recorded in 2009 and $101,012 in 2008.

18	Earnings (loss) per Share

	2009	2008	2007
Weighted average number of shares – basic / diluted	2,091,437	2,091,437	2,080,699

Options, at weighted average exercise price of $14.15 to purchase 51,248 common shares (2008 – 43,288; 2007 – 33,408) and no warrant (2008 – 92,342; 2007 – 92,342) have been excluded from the above calculations since they would all have an anti-dilutive effect.

19	Consolidated Statement of Cash Flows

a)	In 2009, the Company acquired $12,854 (2008 - $18,471) of computer equipment and $0 (2008 - $6,106) of software equipment under capital leases

b)	Net Change in Non-cash Working Capital Items

	$2009	$2008	$2007

Cash flows increase (decrease)
Accounts receivable	189,005	42,620	839,688
Income taxes receivable	(227,681)	111,084	(111,203)
Prepaid expenses	52,715	37,791	53,230
Accounts payable and accrued liabilities	172,650	(513,529)	(698,348)
Income taxes payable	-	(8,100)	-
Deferred revenue	(53,121)	(54,666)	(16,205)
Deferred rent	(3,271)	(6,211)	(1,257)

	130,297	(391,011)	65,905

20	Capital Management

The Company’s objectives when managing capital are:

•     to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•     to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

•     to pursue its strategy of organic growth through selective acquisitions

•     to minimize shareholders’dilution

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may issue new shares, or sell assets to reduce its risk.

In order to maximize flexibility to finance its ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, the Company does not currently pay a dividend. The Company is not subject to any externally imposed capital requirements.

The Company’s primary uses of capital are to finance the operations and capital expenditures. The Company currently funds these requirements out of its liquidities. The Company’s strategy for managing capital remained unchanged from 2008.

The capital structure of the Company consists of cash, temporary investments and shareholders’ equity. A summary of the Company’s capital structure is as follows as at December 31:

	$2009	$2008
Cash	(465,949)	(1,066,817)
Temporary investments	(3,504,930)	(4,006,115)
Shareholders’ equity	11,492,817	9,272,216
	7,521,938	4,199,284

21	Financial Instruments

a)	Financial Instrument – Fair Value

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

The Company has determined that the carrying value of its accounts receivable and accounts payable and accrued liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.

The fair value of the balance of sale receivable and obligations under capital leases has been determined based on the discounted future cash flows. The fair value of these instruments approximates the carrying value as at December 31, 2009.

Fair Value Hierarchy

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value on the consolidated balance sheet on a recurring basis as at December 31, 2009 classified using the fair value hierarchy:

Level 1		Level 2	Level 3	Total $
Financial assets:
Cash	465,949	-	-	465,949
Temporary investments	3,504,930	-	-	3,504,930

Fair value and classification of financial instruments

	Book value				Fair value
	Held for trading $	Held to maturity $	Loans and receivable $	Other financial liabilities $	$
Financial assets:
Cash	465,949				465,949
Temporary investments	3,504,930				3,504,930
Accounts receivable			256,110		256,110
Balance of sale receivable			4,349,191		4,349,191

Financial liabilities:
Accounts payable and accrued liabilities				1,010,140	1,010,140
Obligations under capital leases				58,536	58,536

b)	Foreign Currency Exchange Rate Risk

The Company is exposed to foreign exchange rate risk in that a higher proportion of the expenses are denominated in foreign currencies relative to revenue. Accordingly, the results are affected, and may be affected in the future, by exchange rate fluctuations of the foreign currencies relative to the US dollar.

The Company does not use derivative financial instruments to reduce its foreign exchange exposure.  Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

The following table provides an indication of the Company’s significant foreign exchange currency exposures:

US$ Currency

	As at December 31,
	2009				2008
	CDN	GBP	EUR	AUD	CDN	GBP	EUR	AUD
Cash	27,523		-	-	46,007	-	-	-
Accounts receivable	116,033	-	78,758	-	49,805	127,051	72,728	29,929
Accounts payable and accrued liabilities	887,465	-	-	-	687,746	-	-	-
Obligations under capital leases	58,536	-	-	-	97,259	-	-	-

The following exchange rates were applied during the years 2009 and 2008:

	2009		2008
	Average rate	Reporting date	Average rate	Reporting date

$CDN per $US	0.8802	0.9532	0.9443	0.8183
$Australian per $US	0.7924	0.8931	0.8531	0.6907
GBP per $US	1.5659	1.5928	1.8552	1.4470
EUR per $US	1.3946	1.4333	1.4712	1.4097

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% (1% in 2008 and 2007) weakening of the US dollar would have increased the net earnings by approximately $123,000, compared to the increase of the net loss of $61,000 in 2008 and $255,000 in 2007, assuming that all other variables remained constant. An assumed 5% (1% in 2008 and 2007) strengthening of the US dollar would have had a equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

c)	Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit risk history of each customer. As at December 31, 2009, two customers with more than 10% of net trade accounts receivable represented 50% of net trade accounts receivable, compared to 47% from two customers for the same period last year, resulting in a significant concentration of credit risk. As at March 26, 2010, clients with a past due over 91 days have cleared their balance. The Company’s credit risk is considered to be low.

	$2009	$2008
Current	59,319	453,445
31-60 days	76,891	303,719
61-90 days (Past due)	26,254	36,773
Over 91 days (Past due)	75,224	45,308
Allowance for doubtful accounts	(190)	(1,185)
Balance as at December 31	237,498	838,060

The Company makes estimates and assumptions in the process of determining the adequate allowance for doubtful accounts. Accounts receivable outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors including the length of time accounts receivable are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Corporation writes off accounts receivable when they are determined to be uncollectible and any payments subsequently received on such accounts receivable are credited to consolidated operations. The allowance for doubtful accounts is primarily calculated on a specific identification of accounts receivable.

Concentration of Revenues

10% or more of revenues are derived from these customers and are summarized as follows:

	2009 % of revenue	2008 % of revenue

Customer A	34%	28%
Customer B	11%	10%

Customer A is an ad placement agency settling revenues for thousands of retail transactions.

d)	Interest Rate Risk

The Company is subject to minimal interest rate risk on its cash and cash equivalents and temporary investments.  The risk that the Company will realize a loss as a result of the decline in the fair value of the other instruments is limited, and would not be material.

The Company’s exposure to interest rate risk is as follows:

2009			2008
Maturity		Interest rate	Interest rate
Cash	Less than 30 days	0.049% to 0.263%	0.9% to 3.3%
Temporary investments Mutual funds Obligations under capital lease	120 days and more Withdrawal at any time 5 years (4 years in 2008)	0.8% to 1.75% 0.12% 10.41% to 33.45%	0.9% to 3.3% - 10.41% to 13.08%

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company also manages liquidity risk by continuously monitoring actual budgeted cash flows. Also, the Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures. The Company’s liquidity risk is considered to be low.

	Accounts payable and accrued liabilities	Obligations under capital leases	Total $
2010	1,010,140	51,080	1,061,220
2011	-	6,952	6,952
2012	-	2,230	2,230
2013	-	2,230	2,230
2014	-	1,673	1,673

22	Segment Information

a)	The geographic information for the continuing operations is as follows:

	$2009	$2008	$2007
Revenues:
Canada	125,954	231,714	26,906
United States	1,330,758	1,661,707	1,219,358
Europe	196,314	324,843	455,992
	1,653,026	2,218,264	1,702,256

b)	The revenues are allocated based on the clients’ location.

c)	All long-lived assets and goodwill are located / associated to Canada.

d)
As a result of the disposal of the assets of its search / media segment accounted for as discontinued operations, the entity now operates in a single segment and all information related to the discontinued operations has been presented in Note 4.

23	United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

The effects of the cumulative adjustments on the consolidated balance sheets of the Company are as follows:

	December 31, 2009 $	December 31, 2008 $
Capital stock

Capital stock in accordance with Canadian GAAP	96,556,485	96,556,485
Reduction of stated capital (a)	16,769,570	16,769,570
Capital stock in accordance with U.S. GAAP	113,326,055	113,326,055
Contributed surplus
Contributed surplus in accordance with Canadian GAAP	5,853,737	5,747,028
Stock-based compensation cost (b)

Cumulative effect of prior years	1,037,690	1,037,690
Contributed surplus in accordance with U.S. GAAP	6,891,427	6,784,718
Accumulated deficit
In accordance with Canadian GAAP	(91,478,542)	(93,592,434)
Reduction of stated capital to deficit (a)	(16,769,570)	(16,769,570)
Stock-based compensation costs (b)
Cumulative effect of prior years	(1,037,690)	(1,037,690)
Accumulated deficit in accordance with U.S. GAAP	(109,285,802)	(111,399,694)
Accumulated other comprehensive income In accordance with Canadian and US GAAP	561,137	561,137
Total shareholders’ equity in accordance with U.S. GAAP	11,492,817	9,272,216

(a) Reduction of Stated Capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(b) Stock-based Compensation Costs

In 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no longer any difference between the Company’s net results under U.S. GAAP as compared to Canadian GAAP.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.

(c) Research and Development Tax Credits

Under U.S. GAAP, research and development investment tax credits would be classified as a reduction of the income tax expense instead of a reduction of the related research and development costs.

(d) Cash Flows

Under US GAAP, the cash flows reconciliation would have started with Net earnings (loss) for the year instead of Loss from continuing operations.

Accounting Changes

Fair value measurement

Effective January 1, 2009, the Company adopted Statement of FASB Accounting Standard Codification (“ASC”) 820-10 (formerly SFAS No. 157), “Fair Value Measurements”. FASB ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2008 and to interim periods within those fiscal years.

Useful life of intangible assets

Effective January 1, 2009, the Company adopted FASB ASC 350 (formerly FASB Staff Position (“FSP”) No. 142-3),”Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FASB ASC 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.

Hierarchy of GAAP

During the year ended December 31, 2009, the Company adopted changes issued by the FASB related to the authoritative hierarchy of GAAP. These changes establish the FASB ASC (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of SFAS, FSP or Emerging Issues Task Force Abstracts but instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Subsequent events

In May 2009, the FASB issued Statement No. 165 “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. This Statement sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009.

The adoption of these standards did not have an impact on the Company’s consolidated financial statements.

24	Subsequent Events

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company will issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000.

The amended agreement also proposes a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (‘‘Sunbay’’), a company registered in Ontario. The Board of Directors of Sunbay will be comprised of three members elected by Copernic, one of which will be Mr. Marc Ferland, Chief Executive Officer of Copernic who will also hold this position for Sunbay. In addition, Newlook Industries Corporation and Sunbay Energy Corporation will each elect a representative. Based on this amended agreement, Copernic will issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 450,000 shares for cash of $1,400,000. The closing is scheduled no later than April 30, 2010.

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately  CND$ 3.5M. will be based on the Net Book Value as at March 31, 2010, estimated at CND$ 1.5M. and 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price will be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance will be payable in cash in an amount approximating CND$ 1.5M. subject to final determination of purchase price. The transaction is scheduled to close at the end of the second quarter and is subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.